TORNET

June 29, 2004

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United Stat[redacted]

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm
www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

28 June 2004

PRESS RELEASE

Press release from Fastighets AB Tornet's AGM 2004

Fastighets AB Tornet held its annual general meeting of shareholders on Monday. The meeting approved the Board's proposed dividend of SEK 127 per share. The proposed dividend represents a payout of SEK 3,285 million. The record day was set as Thursday, 1 July 2004, and it is estimated that dividends will be distributed by the Swedish Securities Register Centre (VPC) on Tuesday, 6 July 2004.

Managing Director's address

In her address to the AGM, Managing Director Christel Armstrong Darvik gave an account of operations during the 2003 financial year and first quarter of 2004 and described the prevalent market conditions. She also described the main features of the new strategy and business plan that Fastighets AB Tornet presented on 19 May 2004. The new strategy is based on the divestment of assets at a good price, given the prevalent market conditions and the potential for further improvement of value of the holdings, and on distribution of the capital released to the shareholders. The Board's dividend proposal is based on an assessment of the new strategy's capital requirements and the new financing solution that has been agreed with two bank consortia.

Board of Directors

The meeting decided that the Board should comprise seven ordinary board members. Per Frankling, Bo Jungner, Mats Lönnqvist, Mark H. Newman and Edward Williams were all re-elected and Kerstin Lindberg Göransson and Risto Silander were elected new members of the Board. At the board meeting following the AGM, Mark H. Newman was re-elected as Chairman of the Board.

New board members

Kerstin Lindberg Göransson, born 1956, has a degree in Business Administration from Umeå University. Kerstin Lindberg Göransson is Airport Director for Stockholm-Arlanda Airport and is a member of Strömma Turism & Sjöfart AB's board of directors.

Risto Silander, born 1957, has a degree in Business Administration from the Stockholm School of Economics and currently runs his own investment business. His past appointments include a position as Managing Director of Alfred Berg. Other board assignments include positions on the board of listed companies Telelogic and Netonnet, as well as Trygg-Stiftelsen and Svensk Exportkredit (SEK).

Fee

The AGM also decided on a board fee of SEK 1,600,000, to be distributed among board members in accordance with the Board's decision. It was decided that the auditors' fee would be paid in accordance with the usual norms for charging.

For further information, please contact:
Mark H. Newman, Chairman of the Board, mobile +44-773-049 3476
Christel Armstrong Darvik, Managing Director, tel. +46-8-544 905 02, mobile +46-70-542 3484

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.7 million square metres and a book value of over SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.